Reply to the Attention of	Thomas J. Deutsch*
Direct Line	(604) 691-7445
Direct Fax	(604) 893-2679
Email Address	thomas.deutsch@mcmillan.ca
Our File No.	1007462-244062
Date	December 19, 2016

Via EDGAR correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:	Anne Nguyen Parker, Assistant Director

Dear Sirs/Mesdames:

Re:

Electrameccanica Vehicles Corp.
Registration Statement on Form F-1
Filed October 12, 2016
File No. 333-214067
Response Letter to SEC Comments of November 8, 2016

We are counsel for and write on behalf of Electrameccanica Vehicles Corp. (the “Company”) in response to the Staff’s letter of November 8, 2016 (the “Comment Letter”) signed on behalf of Anne Nguyen Parker, Assistant Director, Office of Transportation and Leisure, of the United States Securities and Exchange Commission (the “Commission”).

On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system, an Amendment No. 1 to the Company’s registration statement on Form F-1 filed October 12, 2016 (the “Form F-1 Amendment”).

On behalf of the Company, we provide below the Company’s item-by-item responses to the comments made in the Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Comment Letter, and that the page numbering referred to in each response hereinbelow corresponds to the page numbering in the Form F-1 Amendment. We confirm that the disclosure changes described hereinbelow have been made in the Form F-1 Amendment as transmitted herewith and as filed with the Commission.

On behalf of the Company, we confirm that the amount of common stock and common stock underlying warrants being registered for resale under the Form F-1 Amendment has been reduced by an aggregate of 31,000 shares of common stock as one of the previous selling securityholders, Mr. Mark West, has since become an affiliate of the Company. Therefore, his 15,500 shares of common stock and 15,500 shares of common stock issuable upon exercise of warrants are not longer being registered pursuant to the Form F-1 Amendment.

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December 19, 2016 Page 2

Commission Comment:

General

1.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response:

We confirm, on behalf of the Company, that no such written communications, as defined by Rule 405 under the Securities Act, exists, and that no such written communications were provided to any potential investors to the Company in reliance on Section 5(d) of the Securities Act. We also confirm, on behalf of the Company, that the Company’s present Form F-1 Amendment represents a selling shareholder document only under which the Company is a not a seller of its securities, such that we hope and trust that this explanation is clear and satisfactory in this regard.

Commission Comment:

Prospectus Cover Page

2.

We note your disclosure that you intend to have your shares of common stock quoted on the OTC Pink and that your selling securityholders will offer their shares of common stock at a fixed price until your common stock is quoted on the OTC Pink or OTCQB. Please note that quotation on the OTC Pink does not satisfy the requirement that there is an established trading market in order to be able to offer the selling securityholder shares at prevailing market prices or privately negotiated prices. Please revise your disclosure as appropriate.

Company Response:

We confirm, on behalf of the Company, that the selling securityholders will offer their shares of common stock at a fixed price until the Company’s common stock is quoted on the OTCQB. We also confirm, on behalf of the Company, that the reference to the OTC Pink in such sentence has now been removed, and we hope and trust that this is now clear and satisfactory in this regard.

December 19, 2016 Page 3

Commission Comment:

Prospectus Summary, page 6

3.

While we note your statement on page 3 that all dollar amounts in this prospectus are expressed in Canadian dollars unless otherwise indicated, please indicate on the cover page that the initial offering prices indicated are in Canadian dollars.

Company Response:

We confirm, on behalf of the Company, that the initial offering prices contained on the prospectus cover page of the Form F-1 Amendment have now been indicated in Canadian dollars, and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

4.

Please disclose here, if true, that in order to carry out your proposed business plan you estimate that you will need approximately $2.94 million for the next 12 months and that your auditors have issued a going concern opinion in your audited financial statements.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Prospectus Summary section of the Form F-1 Amendment under the subheading “Our Company” has now been updated on page 6 to provide the following disclosure:

“In order to carry out our proposed business plan, we estimate that we will need approximately $2.94 million for the next 12 months. Our auditors have issued a going concern opinion in our audited financial statements.”;

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Risk Factors, page 6

5.	Please include a risk factor addressing the risks related to enforcing a judgment obtained in a non-Canadian courts or effecting service of process on your officers and directors.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Risk Factors section of the Form F-1 Amendment has now been updated on page 16 to include the following disclosure:

December 19, 2016 Page 4

“You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of British Columbia, a substantial portion of our assets are in Canada and all of our directors and executive officers reside outside the United States

We are organized under the laws of the Business Corporations Act (British Columbia) and our executive offices are located outside of the United States in Vancouver, British Columbia. All of our directors and officers, as well as our auditor, reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors, officers and the expert named in this prospectus who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in British Columbia companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.”;

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Risks Related to our Business and Industry, page 7

We depend on key personnel, page 10

6.	Please identify the key senior officers, employees and consultants in this risk factor.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Risk Factors section of the Form F-1 Amendment has now been updated on page 11 to include the following disclosure:

“We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

December 19, 2016 Page 5

Our success is dependent on the efforts, abilities and continued service of Jerry Kroll - Chief Executive Officer, Henry Reisner - Chief Operating Officer, Kulwant Sandher - Chief Financial Officer, and Ed Theobald – General Manager. A number of these key employees and consultants have significant experience in the automobile manufacturing industry. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty or may not be able to locate and hire a suitable replacement. We have not obtained any “key man” insurance on certain key personnel.”;

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Risks Related to Our Common Stock, page 14

7.	Please disclose that your executive officers and directors hold 83.6% of your common stock here and in your prospectus summary.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Risk Factors section of the Form F-1 Amendment has now been updated to reflect that the Company’s executive officers and directors hold 72.6% of our common stock based on the issued and outstanding shares of the Company as at November 30, 2016. In particular, we confirm, on behalf of the Company, that the Company has now included the following disclosure on page 16 of the Form F-1 Amendment in this respect:

“Our executive officers and directors own 72.6% of our common stock.

Our executive officers and directors beneficially own, in the aggregate, 72.6% of our common stock, which includes shares that our executive officers and directors have the right to acquire pursuant to warrants and stock options which have vested and will vest within 60 days of November 30, 2016. As a result, they will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles, and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of the Company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.”;

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Company Information, page 16

8.	Please tell us what you mean by a “short-term market share.”

December 19, 2016 Page 6

Company Response:

We confirm, on behalf of the Company, that the referenced wording has now been removed from the Company Information section of the Form F-1 Amendment as the same was determined by the Company to be immaterial and not clearly discernible, and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

9.	Please clarify, if true, that the deposits for the SOLOs and Super SOLOs are refundable.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Company Information section of the Form F-1 Amendment has now been updated on page 19 to include the following disclosure:

“Interested consumers are able to place reservations for the SOLO with a $250 refundable deposit. We have 387+ orders to date with a refundable deposit of $250 for 383 SOLOs and a refundable deposit of $1,000 for 4 Super SOLOs.”;

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

10.

Please discuss the arrangements that you have pursuant to the Joint Operating Agreement with Intermeccanica regarding the development, production and delivery of our vehicles. In addition, please discuss here the effect on your business of failing to exercise the call option.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Company Information section of the Form F-1 Amendment has now been updated on page 19 to include the following disclosure:

“Under the Joint Operating Agreement with Intermeccanica, we have contracted Intermeccanica to assist with the development of the present and future vehicles, and also to provide production and delivery capabilities in conjunction with our own production capabilities. If we decide not to exercise our call option to acquire Intermeccanica, as more fully described below under the heading “Material Agreements,” then under the Joint Operating Agreement Intermeccanica will continue to provide development, production and delivery assistance.”;

and we hope and trust that this is now clear and satisfactory in this regard.

December 19, 2016 Page 7

Commission Comment:

Business Overview, page 17

11.

Please revise your business section to describe the sources and availability of the materials necessary to manufacture your vehicles. For example, please discuss how you obtain the lithium batteries necessary for your vehicles. Refer to Item 4.B.4 of Form 20- F.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Company Information section of the Form F-1 Amendment has now been updated to on page 21 include the following disclosure:

“Sources and Availability of Raw Materials

We continue to source duplicate suppliers for all of our components, in particular, we are currently sourcing our lithium batteries from Panasonic, Samsung and LT Chem. Lithium is subject to commodity price volatility which is not under our control and could have a significant impact on the price of lithium batteries.

At present, we are subject to the supply of our chassis from one supplier for our production of the SOLO. We have started to source additional suppliers of the chassis to mitigate the risk of being dependent on only one supplier.”;

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

12.	Please provide a summary regarding the extent to which you are dependent upon patents or licenses and disclose the material terms of the licenses. Refer to Item 4.B.6 of Form 20-F.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Company Information section of the Form F-1 Amendment has now been updated on page 21 to include the following disclosure:

“Patents and Licenses

We have filed patents on items that our legal counsel deem necessary to protect our products. We do not rely on any licenses from third-party vendors at this time.”;

and we hope and trust that this is now clear and satisfactory in this regard.

December 19, 2016 Page 8

Commission Comment:

General, page 17

13.

We note your disclosure on page 11 that you plan to begin producing SOLO vehicles during this quarter and your statement on page 25 that you plan to start delivery of 10 to 20 SOLOs in October 2016. Please discuss the steps you have taken toward production, the estimated cost of production and discuss the steps you must take prior to delivery of such vehicles to customers. In this regard, we note your disclosure that as of the date of your prospectus you have not begun producing or delivering your vehicles and that the SOLO vehicle is still in development.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the General section of the Form F-1 Amendment has now been updated on page 20 to include the following disclosure:

“Our production department has completed 2 pre-production SOLOs, and we intend to produce up to 3 further pre-production SOLOs by the end of 2016. This will allow us to determine if the projected production volume of 10 to 20 SOLOs per month is able to be produced at our existing facilities beginning in January 2017. Producing the pre-production SOLOs allows us to determine and assess the entire production process. Currently, we have increased our production space, organized a production line, ordered components and are in the process of fine tuning the production process through the pre-production SOLOs. We anticipate our production costs to be $15,000 per SOLO, providing a gross margin of 25% based on a sale price of $19,888.”;

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

14.

We note your disclosure in the last paragraph of this section regarding your plans to launch additional vehicle models. Please provide an estimate of when you plan to launch such additional vehicle models, any steps you have taken related to the launch of such products and the cost associated with the launch of the additional vehicle models. In this regard, we note that you have begun to accept deposits for Super SOLOs. Refer to Item 4.B.1 of Form 20-F.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the General section of the Form F-1 Amendment has now been updated on page 21 to include the following disclosure:

December 19, 2016 Page 9

“Refundable deposits have been accepted for the planned Super SOLO and such deposits are able to be returned at any time. Mechanical development on the Super SOLO has begun and progress will determine when this and any other variants can be launched. No set date has been declared at this time. The Super SOLO is intended to be a high performance version of the SOLO.”;

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Marketing Plan, page 25

15.

We note your disclosure on page 7 that you will need approximately $2.94 million to finance your planned operating for the next 12 months and your disclosure that your current facility is capable of producing 10 to 20 SOLOs per month and that the estimated cost to equip a production facility that would be capable of producing 25,000 to 50,000 SOLOs per year will range from $10 million to $15 million. Your plan of delivering 100,000 SOLOs in 2017 appears to be inconsistent with the estimated cost of financing your planned operations for the next 12 months. Please revise here and throughout for clarity.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Marketing Plan section of the Form F-1 Amendment has now been updated on page 28 to include the following disclosure:

“We plan to build up to 10 pre-production SOLOs by March of 2017 (and we are currently taking reservations for orders) and begin production deliveries starting in April of 2017. We are negotiating with manufacturers and suppliers to increase the production of the SOLO for both greater volume and closer proximity to potential markets around the workd. Our request for quotes are for volume production of 100,000 SOLOs per twleve month period.”;

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Sales and Service Models, page 26

16.	Please identify, if known, the markets in which you hope to establish a franchise dealer network. In addition, if known, please describe the terms of your franchise agreements.

December 19, 2016 Page 10

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Sales and Service Models section of the Form F-1 Amendment has now been updated on page 29 to include the following disclosure:

“We are unable to identify where we hope to establish franchise dealers as opposed to corporate owned dealerships. The establishment of franchise dealers will depend on regional demand, available candidates and local regulations. We are currently accepting expressions of interest and applications for becoming a franchised dealer from individuals, and do not have any franchise or dealer agreements. The SOLO will be initially available directly from Electrameccanica.”;

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Government Regulation, page 26

17.

Please briefly describe what steps you have taken to obtain compliance certification in the U.S. and Canada for the SOLO and the other models of your vehicles. In addition, please describe the estimated length of time to receive such compliance certification.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Government Regulation section of the Form F-1 Amendment has now been updated on page 29 to include the following disclosure:

“We have submitted a SOLO for U.S. compliance certification at a testing facility in Quebec, Canada. The completion of certification is dependent on the cooperation of winter weather for testing of braking capabilities of SOLO, which is required for the testing. If there is no snow or sub-zero temperatures which would adversely affect these outdoor braking tests, completion is estimated to be by the end of January 2017. Compliance certification of the SOLO for Canada, and for any other EMV models, will not begin until U.S. compliance certification has been achieved. Canadian compliance of the SOLO is estimated to take 77 days, which again is weather dependent.”;

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

18.

We note your disclosure that the SOLO falls under the definition of a motorcycle under U.S. regulations. Please disclose whether all of your planned vehicles fall under this definition, and if not, please discuss the regulations related to your other planned vehicles. In this regard, we note your statement on page 18 that your Super SOLO will have features that will rival existing super sports cars and that your Cargo model will be marketed to delivery companies.

December 19, 2016 Page 11

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Government Regulation section of the Form F-1 Amendment has now been updated on page 29 to include the following disclosure:

“All of our currently planned vehicles fall under the definition of a motorcycle under U.S. regulations.”;

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Sales Model, page 26

19.

We note your disclosure that you plan to operate corporate owned dealerships in key markets. Please discuss any governmental regulations that may limit your ability to operate corporate owned dealerships. In this regard, we note that in the United States several states have enacted legislation designed to restrict or prohibit certain retail sales models by car manufacturers.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Sales Model section of the Form F-1 Amendment has now been updated on page 29 to include the following disclosure:

“We plan to only establish and operate corporate owned dealerships in those states in the U.S. that do not restrict or prohibit certain retail sales models by vehicle manufacturers. In all other instances, we plan to establish franchise dealerships to comply with local regulations.”;

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Employees, page 28

20.	Please provide a breakdown of persons employed by main category of activity pursuant to Item 6.D of Form 20-F.

December 19, 2016 Page 12

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Employees section of the Form F-1 Amendment has now been updated on page 31 to include the following disclosure pursuant to Item 6.D of Form 20-F:

“The breakdown of employees by main category of activity is as follows:

Activity	Number of Employees
Engineering/R&D	7
Sales & Marketing	2
General & Administration	2
Executives	5”;

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Property, Plants and Equipment, page 28

21.

We note your disclosure that your current manufacturing facility is capable of producing 10 to 20 SOLOs per month. Please disclosure whether it is capable of producing Super SOLOs as we note that you have begun to accept deposits for his model.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Property, Plants and Equipment section of the Form F-1 Amendment has now been updated on page 32 to include the following disclosure:

“Our existing production facilities are being used for the development of the Super SOLO, and are adequate for production of the low volume required for this version of the SOLO.”;

and we hope and trust that this is now clear and satisfactory in this regard.

December 19, 2016 Page13

Commission Comment

Selling Securityholders, page 32

22.

We note your disclosure on page 34 that some or all of the common stock held by the selling shareholders may have been sold or transferred. Please confirm your understanding that generally only the selling securityholders listed in your prospectus may sell the securities listed in your table pursuant to this registration statement.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Selling Securities section of the Form F-1 Amendment has now been updated on page 37 to include the following disclosure:

“Generally, the Selling Securityholders may only sell the securities listed herein pursuant to this prospectus. However, the Selling Securityholders may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares.”;

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

23.

Please reconcile for us your disclosure on page 33, “the number of shares being offered consists of the 6,521,087 shares of common stock and 6,766,325 shares of common stock issuable upon exercise of the 7,021,087 warrants” with the your disclosure on page 5 regarding the number of shares being registered of 3,821,087 shares of common stock and 4,321,087 shares of common stock issuable upon the exercise of common stock purchase warrants.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Selling Securities section of the Form F-1 Amendment on page 37 has now been revised and reconciled to provide for the following disclosure:

“The “Number of shares being offered” consists of the 3,805,587 shares of common stock and 4,305,587 shares of common stock issuable upon exercise of the 4,305,587 warrants which may be resold by the Selling Securityholders pursuant to this prospectus.”;

and we hope and trust that this is now clear and satisfactory in this regard.

December 19, 2016 Page 14

Commission Comment:

Operating and Financial Review and Prospectus, page 43

24.

We note your disclosure that the discussion and analysis should be read in conjunction with your “Selected Financial Data” section. However, we were unable to locate your “Selected Financial Data” section. Please revise accordingly.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Operating and Financial Review and Prospectus section of the Form F-1 Amendment has now been revised on page 47 to provide for the following disclosure:

“The following discussion and analysis should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus.”;

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Liquidity and Capital Resources, page 46

25.	Please disclose whether you have sufficient cash on hand to operate for the next twelve months, and if not, for what period of time you will be able to operate.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Liquidity and Capital Resources section of the Form F-1 Amendment has now been updated on page 50 to include the following disclosure:

“As of September 30, 2016, we had total current assets of $633,495, and total current liabilities in the amount of $1,149,720. As a result, we had working capital deficit of $516,225 as of September 30, 2016 (2015: $(149,107)). Subsequent to September 30, 2016 the Company issued 9,554,762 common shares for proceeds of $5,576,786, net of share issue costs.”;

and we hope and trust that this is now clear and satisfactory in this regard.

December 19, 2016 Page 15

Commission Comment:

Directors and Senior Management and Employees, page 51

26.

We note that your chief operating officer is currently the president of Intermeccanica International, Inc., an automobile manufacturer. Please discuss the potential conflict of interests resulting from his position with Intermeccanica International, Inc.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Directors and Senior Management and Employees section of the Form F-1 Amendment has now been updated on page 57 with respect to Mr. Henry Reisner to include the following disclosure:

“Pursuant to the Joint Operating Agreement (the “JOA”) between us and Intermeccanica, both Mr. Reisner and Intermeccanica have agreed that during the term of the JOA and for a period of 24 months after the end of the term of the JOA (the “Restricted Period”), neither Mr. Reisner nor Intermeccanica will, directly or indirectly, either individually or in conjunction with any other person or persons, partnership, corporation or trust (whether as employee, principal, agent, shareholder, consultant or in any other capacity whatsoever), carry on business as, be engaged by, or work for a business that competes with our business in Canada or the United States. Intermeccanica and Mr. Reisner further agreed that, during the Restricted Period, neither Intermeccanica nor Mr. Reisner will, without the prior written consent of us, either alone or jointly with or on behalf of any person or entity, directly or indirectly, solicit any person who, at the applicable time, is an employee or independent contractor of the Company for the purpose of inducing him, her or it to terminate his, her or its employment or contract for services with the Company. Therefore, we do not believe there is a potential conflict of interest with respect to our business resulting from Mr. Reisner’s position as our Chief Operating Officer and Intermeccanica’s President.”;

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Material Agreements, page 69

Joint Operating Agreement, page 69

27.	We note your disclosure that your description of the Joint Operating Agreement is not complete. Please clarify that you have disclosed the material terms of the agreement.

December 19, 2016 Page 16

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Material Agreements section of the Form F-1 Amendment with respect to the Joint Operating Agreement has now been updated on page 79 to include the following disclosure:

“The foregoing description of the Joint Operating Agreement, as amended, does not purport to be complete and is qualified in its entirety by the Joint Operating Agreement and the Amendment Agreement to Joint Operating Agreement, which are filed as Exhibits 10.1 and 10.2, respectively, hereto and are incorporated by reference herein. However, all of the material terms of the Joint Operating Agreement and the Amendment Agreement to Joint Operating Agreement have been disclosed.”

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Buy-Out Agreement, page 70

28.	Please clarify that the Call Option Period terminates after 24 months from the date the company’s shares of common stock are first quoted on the OTCQB.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Buy-Out Agreement section of the Form F-1 Amendment is accurate and that the Call Option Period is indeed 24 months from the date that the Company’s shares of common stock are first quoted on the OTCQB, and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

29.

Please explain to us why the amount of the purchase price of Intermeccanica is dependent in part on the equity value of ElectraMeccanica. It does not appear that InterMeccanica has an ownership interest in ElectraMeccanica.

Company Response:

We confirm, on behalf of the Company, the following reasoning as to why the purchase price of Intermeccanica is dependent, in part, on the equity value of the Company at the time it determines, in its sole and absolute discretion, to exercise the pending Call Option:

The Company believes that once it decides to exercise the Call Option that the Company’s shareholders will be receiving additional value which will need to be reflected in the purchase price for Intermeccanica, which is the reason for the formula for the purchase price being based on the equity value of the Company. The goodwill created in the industry is significant but difficult to quantify.;

December 19, 2016 Page 17

and we hope and trust that this is now clear and satisfactory in this regard. In addition, we confirm, on behalf of the Company, that Intermeccanica has no present ownership of the Company; albeit Intermeccanica’s controlling shareholder, Henry Reisner, is both a senior officer, a shareholder and a consultant to the Company.

Commission Comment:

Notice of Articles and Articles of Our Company, page 73

Authorized Capital, page 75

30.

We note your disclosure on page 75 that you have an unlimited number of common shares and an unlimited number of preferred shares. Please include a risk factor addressing the risks associated with your authorized capital or tell us why you believe this is not necessary.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Risk Factors section of the Form F-1 Amendment has now been updated on page 17 to include the following disclosure:

“Additional issuances of our common stock may result in dilution to our existing common stockholders and issuances of our preferred stock may adversely affect the rights of the holders of our common stock and reduce the value of our common stock.

Our Notice of Articles authorize the issuance of an unlimited number of shares of common stock. The Board of Directors has the authority to issue additional shares of our capital stock to provide additional financing in the future and the issuance of any such shares may result in a reduction of the book value or market price, if one exists at the time, of the outstanding shares of our common stock. If we do issue any such additional shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other stockholders. As a result of such dilution, if you acquire share of our common stock, your proportionate ownership interest and voting power could be decreased. Further, any such issuances could result in a change of control.

In addition, our Notice of Articles authorize the issuance of an unlimited number of shares of preferred stock. Our Board of Directors has the authority to create one or more series of preferred stock, and without shareholder approval, issue shares of preferred stock with rights superior to the rights of the holders of shares of common stock. As a result, shares of preferred stock could be issued quickly and easily, adversely affecting the rights of holder of shares of common stock and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult. Although we currently have no plans to create any series of preferred stock and have not present plans to issue any shares of preferred stock, any creation and issuance of preferred stock in the future could adversely affect the rights of the holders of common stock and reduce the value of the common stock.”;

December 19, 2016 Page 18

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Undertakings, page II-5

31.	Please revise your undertakings to match the language in Item 512 of Regulation S-K.

Company Response:

We confirm, on behalf of the Company, that the referenced disclosure in the Undertakings section of the Form F-1 Amendment has now been updated on page II-5 to match the language contained in Item 512 of Regulation S-K as follows:

“ITEM 9.	UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectuses filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) Include any additional or changed material information on the plan of distribution;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

December 19, 2016 Page 19

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(6) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.”;

and we hope and trust that this is now clear and satisfactory in this regard.

Commission Comment:

Exhibit 5.1

32.	Please have counsel remove the fourth bullet point on page 2 of Exhibit 5.1.

December 19, 2016 Page 20

Company Response:

We confirm, on behalf of the Company, that the fourth bullet on page 2 of Exhibit 5.1 to the Form F-1 Amendment has now been removed, and we hope and trust that this is now clear and satisfactory in this regard.

On behalf of the Company we sincerely hope and trust that each of the foregoing and the Form F-1 Amendment are clear and satisfactory in this matter and truly responsive to the Commission’s Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact either the writer (at (604) 691-7445) or Michael Shannon (at (604) 893-7638) of our offices at any time.

On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

“Thomas J. Deutsch”

Thomas J. Deutsch*
for McMillan LLP

Enclosures
cc:	The Company; Attention: Jerry Kroll (CEO) and Kulwant Sandher (CFO)
cc:	Dale Matheson Carr-Hilton LaBonte; Attention: Reg LaBonte

* Law Corporation